As filed with the Securities and Exchange Commission on October 28, 2002
                           Registration No. 333-74992
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           GRAVITY SPIN HOLDINGS, INC.

Nevada                        7380             98-0351859           38911R 10 8
(State or other       (Primary Standard       (I.R.S. Employer      CUSIP Number
jurisdiction of       Industrial Classifi-    Identification
incorporation or      cation Number)           Number)
organization)

          3110 E. Sunset Road, Suite H-1, Las Vegas, Nevada USA, 89120
                               (registered office)

                   30 Eglinton Avenue West, Suite 720, Box 72
                      Mississauga, Ontario, Canada L5R 3E7
                     Tel (905) 602-5229 Fax (905) 507-1761.
                               (operating office)

                                  With copy to:

                                 Stepp Law Group
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                      Tel: (949)660-9700 Fax:(949)660-9010
                               (Agent for Service)



(Check one):  [X] Form 10-K     [ ]Form 20-K     [ ]Form 10-Q     [ ]Form N-SAR


     For Period Ended: July 31, 2002

          [X]  Transition Report on Form 10-K

          [ ]  Transition Report on Form 20-K

          [ ]  Transition Report on Form 11-K

          [ ]  Transition Report on Form 10-Q

          [ ]  Transition Report on Form N-SAR

For the Transition Period Ended: October 29, 2002

PART I -- REGISTRANT INFORMATION
--------------------------------

Gravity Spin Holdings, Inc.
30 Eglinton Avenue West, Suite 720,Box 72
Mississauga, Ontario, Canada L5R 3E7


PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)


        | (a) The reason described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
        |      expense
        |
        | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion | thereof, will be filed on or before the fifteenth calendar day
[X]-----|      following  the  prescribed  due date;  or the  subject  quarterly
        | report of transition report on Form 10-Q, or portion thereof will | be filed on or before the fifth calendar day following the
        |      prescribed due date; and
        |
        | (c)  The  accountant's  statement  or other  exhibit  required by Rule
        |      12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
---------------------

The SEC requested, for compliance reasons that we hire another Accountant in the US to do our US Financials because our auditor Miller McCollom has to be at arms length. Now are addressing discrepancies and are waiting for approval of account receivables from our vendors. These discrepancies have caused us to get our Canadian Accountant involved.

We expect to file our Form 10-KSB no later than November 30, 2002.


PART IV -- OTHER INFORMATION
----------------------------

The name and telephone number of person to contact in regard to this notification is Bruce Turner, telephone: (905) 602- 5229

To date we have not had any other  periodic  reports to file as  required  under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Gravity Spin Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     October 25, 2002          By /s/ Bruce Turner
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                                     Bruce Turner, Director, President and CEO